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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 0 2 2015

Washington DC
404

SEC FILE NUMBER
8- 53655

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   01/01/14   AND ENDING   12/31/14
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ronin Capital, L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

350 N. Orleans St. Suite 2N

(No. and Street)

Chicago   IL   60654
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kelly Huerta   (312) 244-5338
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP

(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800   Chicago   IL   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __John Stafford III_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Ronin Capital, L.L.C._____ , as
of __December 31_____ , 20 __14___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

__CEO_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ronin Capital, LLC

Consolidated Statement of Financial Condition
December 31, 2014

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

Contents

 McGladrey

Report of Independent Registered Public Accounting Firm

To the Managing Member
Ronin Capital, LLC
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of Ronin Capital, LLC and subsidiaries (the Company) as of December 31, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Ronin Capital, LLC and its subsidiaries as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

Chicago, Illinois
February 27, 2015

1

Ronin Capital, LLC

Consolidated Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	8,991,928
Securities purchased under agreements to resell		7,052,119,412
Deposits with clearing organizations		31,151,649
Receivables from broker-dealers and clearing organizations		219,416,146
Securities owned, at fair value		6,926,466,723
Derivative financial instruments, at fair value		756,663,757
Memberships in exchanges owned, at cost (fair value $2,033,000)		1,392,772
Furniture, equipment, software, and leasehold improvements		
(net of accumulated depreciation and amortization of $25,037,167)		15,147,092
Other assets		4,518,448
Total assets	**$**	**15,015,867,927**
Liabilities and Members' Equity		
Liabilities		
Securities sold under agreements to repurchase	$	6,428,756,510
Payables to broker-dealers and clearing organizations		153,446,086
Securities sold, not yet purchased, at fair value		7,321,460,941
Derivative financial instruments, at fair value		828,151,686
Accounts payable and accrued expenses		23,935,761
Loan payable		3,000,000
Total liabilities		**14,758,750,984**
Liabilities subordinated to claims of general creditors		25,000,000
Members' equity		222,996,382
Non-controlling interest in subsidiaries		9,120,561
Total members' equity		232,116,943
Total liabilities and members' equity	**$**	**15,015,867,927**

See Notes to Consolidated Statement of Financial Condition.

Ronin Capital, LLC

Notes to Consolidated Statement of Financial Condition

Note 1.   Nature of Business and Significant Accounting Policies

Ronin Capital, LLC, (Ronin) a Delaware limited liability company, is a proprietary trading firm, buying, selling, and dealing as principal in fixed income securities, equity securities, government securities, and derivative financial instruments for its own accounts. The majority owner of Ronin is Zen Holdings, LLC (Zen). Ronin is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of various equity and derivative exchanges.

Ronin wholly or substantially owns significant subsidiaries including, Ronin Capital UK, Limited (Ronin UK), Dart Executions, LLC (Dart), Ronin Trading Europe, LLP (Ronin Trading Europe), Ronin Trading UK, LLP (Ronin Trading UK), and Ronin Capital Asia Private Limited (Ronin Asia), (collectively, the Company).

Ronin Trading UK is a Financial Conduct Authority registered trading company that maintains a European passport to trade on any exchange that is a member of the European Union. Ronin Trading Europe is a non-regulated trading company that is registered in London. Ronin Asia is a non-regulated trading company registered in Singapore. Dart is a registered broker-dealer that provides execution services along with direct market access in equity and derivative instruments.

Principles of consolidation: The consolidated statement of financial condition include the accounts and results of the Company, and its subsidiaries required to be consolidated in accordance with accounting standards generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Class B Capital Members (Class B) in Ronin Trading UK and Class C Capital Members (Class C) Ronin Trading Europe represent the non-controlling interest in subsidiaries in the Company's financial statements. Contributions, withdrawals and allocations of comprehensive income result in changes to Class B and Class C ownership percentages and to the non-controlling interests' ownership percentage of Ronin Trading UK and Ronin Trading Europe . The Company's corresponding changes to members' equity are reflected in the consolidated statements of changes in members' equity. Income is allocated to the Class B non-controlling interests based on the negotiated profit split during the period in which the income is earned and to the Class C non-controlling interests based upon the capital held in the firm.

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of consolidated statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased: Securities transactions and related revenues and expenses are recorded on a trade-date basis at fair value in accordance with GAAP. The resulting realized gains and losses and change in unrealized gains and losses are reflected in principal transactions in the consolidated statement of comprehensive income. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the consolidated statement of financial condition.

Ronin Capital, LLC

Notes to Consolidated Statement of Financial Condition

Note 1.   Nature of Business and Significant Accounting Policies (Continued)

Securities purchased under agreements to resell or sold under agreements to repurchase: Securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) and securities sold under agreements to repurchase (repurchase agreements or repos) are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or reacquired, plus accrued interest. Transactions cleared through Fixed Income Clearing Corporation (FICC) are reported in the consolidated statement of financial condition on a gross basis by trade date and by instrument. It is the Company's policy to take possession or control of securities purchased under agreements to resell with a market value equal to or in excess of the principal amount loaned under resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate. Reverse repos and repos are carried at contract value.

Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held. The counterparties for all resale and repurchase transactions at December 31, 2014, are major financial institutions.

Derivative financial instruments: Derivative financial instruments include equity options, futures, equity swaps, and options on futures contracts and are recorded at fair value in accordance with GAAP. Futures transactions are recorded in receivable from/payable to broker-dealers and clearing organizations in the consolidated statement of financial condition, netted by broker-dealer or clearing organization. The remaining derivatives are classified as derivative financial instruments in the consolidated statement of financial condition.

Offsetting of amounts related to certain contracts: When the requirements are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement. See Note 5 for additional details.

Receivable from and payable to broker-dealers and clearing organizations: Receivables and payables relating to trades pending settlement are netted by broker-dealer and clearing organization and included in receivable from/payable to broker-dealers and clearing organizations in the consolidated statement of financial condition. The Company may obtain short-term financing from broker-dealers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Furniture, equipment, software, and leasehold improvements: Furniture, equipment, software, and leasehold improvements are recorded at cost. Furniture, equipment, and software are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the estimated useful lives of the assets.

Ronin Capital, LLC

Notes to Consolidated Statement of Financial Condition

Note 1.   Nature of Business and Significant Accounting Policies (Continued)

Memberships in exchanges owned: The Company's exchange memberships, which represent ownership interests in the exchange and provide the Company with the right to conduct business on the exchanges are recorded at cost, or if any other than temporary impairment in value has occurred, at a value that reflects management's estimates of the impairment. Management believes no such impairment in value occurred in 2014.

Stock in exchanges not required to be held for operating purposes are carried at fair value and are included in securities owned.

Income taxes: Ronin and Dart are taxed collectively as a partnership under the provisions of the Internal Revenue Code and, accordingly, are not subject to federal and state income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company.

Ronin Asia is subject to corporate taxes in Singapore and computes a benefit or provision and files a separate tax return. Ronin UK is subject to corporate taxes in the United Kingdom and, accordingly, computes a benefit or provision and files a separate tax return. Ronin Trading Europe and Ronin Trading UK are flow through entities for tax purposes in the United Kingdom. Their income is distributed to the members who file tax returns that account for their allocation of the income.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2014, management has reviewed the Company's income tax positions for the open tax years and concluded that no provision for income tax is required in the Company's financial statements.

Ronin is not subject to examination by United States federal and state tax authorities for tax years before 2010. Ronin UK is not subject to examination by HM Revenue and Customs for tax years before 2012.

Cash and cash equivalents: The Company has defined cash equivalents as short-term, highly liquid overnight money market investments with original maturities of less than three months as well as money market mutual funds.

Translation of foreign currencies: Assets and liabilities denominated in foreign currencies are translated at year-end spot rates.

Ronin Capital, LLC

Notes to Consolidated Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Recent accounting pronouncements: In June 2014, the FASB issued ASU 2014-11, *Transfers and Servicing* (ASC Topic 860), which makes limited changes to the accounting for repurchase agreements, clarifies when repurchase agreements and securities lending transactions should be accounting for as secured borrowings, and requires additional disclosures regarding these types of transactions. The guidance is effective for fiscal years beginning on or after December 15, 2014, and for interim periods within those fiscal years. Management is currently evaluating the impact these changes will have on the Company's consolidated financial position or statement disclosures.

Note 2. Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from and payables to broker-dealers and clearing organizations at December 31, 2014, consist of the following:

	Receivables	Payables
Cash	$ 201,409,602	$ -
Payable to clearing brokers	-	153,354,022
Unsettled securities transactions	53,224,599	-
Exchange traded futures - open trade equity	(33,577,515)	446,826
Interest and dividends, net	(1,640,540)	(354,762)
	$ 219,416,146	$ 153,446,086

The Company clears certain of its proprietary transactions through other broker-dealers on a fully disclosed basis. The amount payable to the clearing brokers relates to the aforementioned transactions and are collateralized by securities owned by the Company.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument.

Ronin Capital, LLC

Notes to Consolidated Statement of Financial Condition

Note 3.   Fair Value of Financial Instruments (Continued)

The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended December 31, 2014, there were no significant transfers among levels.

Financial instruments traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. Fair value of exchange-traded contracts is based upon exchange settlement prices. U.S. and foreign (primarily United Kingdom and Germany) government securities are valued based on quoted market prices. Government securities owned are pledged to either repurchase counterparties or broker-dealers on terms which permit those parties to sell or repledge the securities subject to certain limitations. Money market mutual funds are valued based on the published net asset value per share on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Financial instruments traded in the over-the-counter market include corporate bonds that are valued based on broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Short-term notes are stated at amortized cost, which approximates fair value. Open equity swap contracts traded in the over-the-counter market are valued based on the underlying equity security, financial instrument, or index included as the notional amount of the swap. These financial instruments are classified as Level 2 in the fair value hierarchy.

Ronin Capital, LLC

Notes to Consolidated Statement of Financial Condition

Note 3.   Fair Value of Financial Instruments (Continued)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

Description	Total	Fair Value Measurements Using	
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Inputs (Level 2)
Assets:			
Deposits with clearing organizations:			
Money market mutual funds	$ 6,016,754	$ 6,016,754	$ -
Securities owned:			
Government securities	6,358,796,660	6,358,796,660	-
Equity securities	516,609,790	516,609,790	-
Corporate obligations	51,060,273	-	51,060,273
Derivative financial instruments:			
Equity swaps	5,724,587	-	5,724,587
Equity options	622,112,350	622,112,350	-
Options on futures	128,826,820	128,826,820	-
	$ 7,689,147,234	$ 7,632,362,374	$ 56,784,860

Description	Total	Fair Value Measurements Using	
		Quoted Prices in Active Markets for Identical Liabilities (Level 1)	Significant Other Inputs (Level 2)
Liabilities:			
Receivables/Payables from/to broker-dealers and clearing organizations:			
Exchange traded futures - open trade equity	$ 34,024,341	$ 34,024,341	$ -
Financial instruments sold, not yet purchased:			
Government securities	6,991,688,776	6,991,688,776	-
Equity securities	329,248,779	329,248,779	-
Corporate obligations	523,386	-	523,386
Derivative financial instruments:			
Equity options	736,216,243	736,216,243	-
Options on futures	91,935,443	91,935,443	-
	$ 8,183,636,968	$ 8,183,113,582	$ 523,386

Substantially all of the Company's other assets and liabilities, except for exchange memberships and furniture, equipment, software, and leasehold improvements also include sub-debt, are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Ronin Capital, LLC

Notes to Consolidated Statement of Financial Condition

Note 4.   Derivative Financial Instruments

Derivative financial instruments are based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include exchange-traded equity options, equity swaps, options on futures, and futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the consolidated statement of financial condition.

As a market maker and liquidity provider in various markets, the Company employs arbitrage trading strategies between exchange traded futures and securities. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk in the outstanding derivatives contract. The Company's trading activities involve the use of risk management strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired effect.

These derivative consolidated contracts are recorded on the consolidated statement of financial condition as assets and liabilities measured at fair value. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

As of December 31, 2014, the Company's derivative activities had the following impact on the consolidated statement of financial condition:

Underlying Risk	Statement of Financial Condition Location	Assets at Fair Value	Liabilities at Fair Value	Net
Interest rate	Receivables from / payable to broker-dealers and clearing organizations	$ (14,146,249)	$ 1,559	$ (14,144,690)
Equity	Receivables from / payable to broker-dealers and clearing organizations	(19,431,266)	(448,385)	(19,879,651)
Interest rate	Derivative financial instruments	232,961	(228,436)	4,525
Equity	Derivative financial instruments	756,430,796	(827,923,250)	(71,492,454)
				$ (105,512,270)

Ronin Capital, LLC

Notes to Consolidated Statement of Financial Condition

Note 4.   Derivative Financial Instruments (Continued)

For non-exchange traded derivatives, under standard derivatives agreements, the Company may be required to post collateral if the Company is in a net liability position with the counterparty exceeding certain amounts. Additionally, counterparties may immediately terminate derivatives contracts if the Company fails to maintain sufficient asset coverage for its contracts or its net assets decline by stated percentages.

Ronin Capital, LLC

Notes to Consolidated Statement of Financial Condition

Note 5.   Offsetting

The following table provides disclosure regarding the potential effect of offsetting of recognized assets and liabilities presented in the statement of financial condition:

	Gross Amounts Recognized	Gross Amounts Offset in the Consolidated Statements of Financial Condition	Net Amounts of Assets/Liabilities Presented in the Consolidated Statements of Financial Condition	Gross Amounts Not Offset in the Consolidated Statement on Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Received/Pledged	
Assets						
Reverse Repurchase Agreements [1]	$ 7,052,119,412	$ -	$ 7,052,119,412	$ 7,052,119,412	$ -	$ -
Futures Open Trade Equity [2]	37,071,428	70,648,943	(33,577,515)	-	-	(33,577,515)
Equity Swaps [3]	5,724,586	-	5,724,586	-	-	5,724,586
Total Assets	$ 7,094,915,426	$ 70,648,943	$ 7,024,266,483	$ 7,052,119,412	$ -	$ (27,852,929)
Liabilities						
Repurchase Agreements [4]	$ 6,428,756,510	$ -	$ 6,428,756,510	$ 6,428,756,510	$ -	$ -
Futures Open Trade Equity [5]	71,095,769	70,648,943	446,826	-	-	446,826
Total Liabilities	$ 6,499,852,279	$ 70,648,943	$ 6,429,203,336	$ 6,428,756,510	$ -	$ 446,826

Reference to Consolidated Statement of Financial Condition

[1] - Securities purchased under agreement to resell

[2] - Receivables from broker-dealers and clearing organizations

[3] - Derivative financial instruments at fair value

[4] - Securities purchased under agreement to repurchase

[5] - Receivables from broker-dealers and clearing organizations

11

Ronin Capital, LLC

Notes to Consolidated Statement of Financial Condition

Note 6.   Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software and leasehold improvements at December 31, 2014, consisted of the following:

	Amount
Computer equipment and software	$ 16,160,097
Furniture and fixtures	4,366,132
Leasehold improvements	19,658,030
	40,184,259
Less accumulated depreciation and amortization	(25,037,167)
	$ 15,147,092

Note 7.   Collateral

In the normal course of business, the Company obtains securities under resale agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2014, the Company obtained approximately $7.1 billion of securities on such terms, all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities, or to satisfy its commitments under proprietary short sales.

Note 8.   Related Party Transactions

The Company provides administrative services and infrastructure services to Ronin Trading, LLC, an affiliate, under the terms of an agreement for a negotiated amount. Pursuant to the expense sharing agreement, the Company received $4,876,038 from Ronin Trading, LLC for the year ended December 31, 2014.

Note 9.   Liabilities Subordinated to Claims of General Creditors

The Company has a revolving subordinated loan agreement with a financial institution in the amount of $25,000,000, terminating on November 30, 2015, and bearing interest at the LIBOR rate plus 6 percent. As of December 31, 2014, there was $25,000,000 in outstanding borrowings. Each draw on the revolving loan has an individual maturity date of at least one year from the date the draw payment is made.

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing, when outstanding, is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 10.   Loan Payable

The Company has entered into agreements with Zen that provides for redemptions of specified amounts of Zen's Class A interest in the Company and, simultaneous with such redemptions, Zen will loan the Company an amount equal to the redemption. These loans are accounted for through contributions and redemptions of Zen's Class A interest. The loans mature on December 31, 2015, and bear interest at the Fed Funds rate plus 1 percent. During the year ended December 31, 2014, the Company had redemptions and loans in the amount of $30,000,000 and $49,000,000, respectively.

Ronin Capital, LLC

Notes to Consolidated Statement of Financial Condition

Note 11. Commitments and Contingent Liabilities

The Company leases office space under noncancelable and cancelable lease agreements. The lease agreements expire at various dates through October 31, 2022. At December 31, 2014, minimum annual rental commitments, including escalation costs, under leases which have an initial or remaining term of one year or more, were as follows:

	Amount
2015	$ 3,179,545
2016	3,135,363
2017	3,192,926
2018	3,293,707
2019	3,346,063
Thereafter	6,947,684
	$ 23,095,288

The Company has entered into a standby letter of credit in the amount of $2,060,000 as deposit for the principal lease.

In the ordinary course of business, the Company is subject to litigation, arbitration and regulatory matters. The Company has strong defenses and intends to vigorously defend itself against the claims asserted. The Company, after consultation with outside legal counsel, believes that the amount for which it may be liable, if any, will not have a material adverse effect on its consolidated financial condition or results of operations.

Note 12. Off-Balance-Sheet Risk and Concentration of Credit Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security at a specified price and, correspondingly, create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount of the proceeds initially received.

Note 12.   Off-Balance Sheet Risk and Concentration of Credit Risk (Continued)

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company's exposure to credit risk on its equity swaps is reduced by the counterparty netting agreement. Netting is effective across products and cash collateral when so specified in the applicable netting agreement. The Company limits credit risk by executing futures and options transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

The Company's financial instruments that are exposed to concentrations of credit risk include cash. The Company maintains its cash accounts at financial institutions located in the United States and in other countries. The Company had cash at December 31, 2014, that exceeded the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 13.   Guarantees and Indemnifications

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party. Guarantees are also defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees. Such contracts include written option contracts. Written options obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

As of December 31, 2014, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions may be liquidated or expire without being exercised by the holder. In addition, maximum payout amounts are frequently decreased by offsetting positions taken by the Company as part of its hedging activities. The fair values of all written option contracts as of December 31, 2014, are included as liabilities in derivative financial instruments on the consolidated statement of financial condition.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated statement of financial condition for these indemnifications.

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships may vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any

Note 13.   Guarantees and Indemnifications (Continued)

such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Note 14.   Benefit Plans

The Company sponsors a savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. salaried employees. Under the plan, employee contributions are partially matched by the Company.

Note 15.   Members' Equity

Ronin Capital, LLC:
Members' equity consists of four classes of members, Class A, AA, B and C. As of December 31, 2014, members are represented in classes A and C. As of December 31, 2014, Class A member's equity totaled $119,839,322 and Class C members' equity totaled $103,157,060. There are no active members in Class AA or B.

The Class A member has the right and full authority to manage, control, administer and operate the business and affairs of the Company.

The Class C members include individuals or entities which are traders having trading accounts and the responsibility for the trading in such accounts. Class C members are entitled to an interest in the profits and are allocated losses of the Company in an amount and upon the terms and conditions set forth in each Class C members' agreement, as defined. Class C members are allocated losses of the Company to the extent they have a positive capital balance. After allocation to the Class C members, profits and losses are further allocated to the Class A member.

Class AA members are entitled to an allocation of Company profits, as defined, on a preferred basis, but in any case after allocation of Company profits to the Class C members. No Class AA interest shall be allocated Company profits in excess of the Class AA accrued preference, as defined in the operating agreement.

Ronin Trading UK, LLP:
Ronin Trading UK consists of three classes of members, Class A, B and C. As of December 31, 2014, members are represented in classes A and B. There are no active members in Class C.

Ronin Capital UK, a wholly-owned subsidiary of the Company, and Ronin are the Designated Members of Ronin Trading UK and have the full right and authority to control the affairs of Ronin Trading UK.

The Class B members are entitled to an interest in the profits and losses of Ronin Trading UK, as defined, in an amount and upon the terms and conditions set forth in the Class B Member's agreement.

Ronin Capital, LLC

Notes to Consolidated Statement of Financial Condition

Note 15. Members' Equity (Continued)

Ronin Trading Europe, LLP:
Ronin Trading Europe consists of three classes of members, Class A, B and C. As of December 31, 2014, members are represented in classes A and C. There are no active members in Class B.

Ronin Capital UK, a wholly-owned subsidiary of the Company, and Ronin are the Designated Members of Ronin Trading Europe and have the full right and authority to control the affairs of Ronin Trading Europe.

The Class C Members are entitled to a market rate of return on their capital subject to the terms and conditions set forth in the class C Member's agreement.

Note 16. Regulatory Requirements

Ronin is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) and has elected to compute its net capital requirements under the alternative method, as provided by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, both as defined. Ronin is engaged in market maker activities which, as provided by the Rule, requires the Company to maintain minimum net capital equal to $2,500 for each security in which it makes a market with a limit of $1,000,000. Ronin uses the greater of the minimum net capital requirement per the alternative standard or the market maker standard. The Rule also provides that equity capital may not be withdrawn if the resulting net capital would be less than 5 percent of aggregate debits. Net capital changes from day to day, but at December 31, 2014, Ronin had net capital of $51,481,770, which was $50,481,770 in excess of the required capital of $1,000,000.

In accordance with Appendix C of Rule 15c3-1, the Company consolidates certain wholly and substantially owned subsidiaries using the flow-through capital benefit method. With the exception of Ronin Asia, the subsidiaries are also subject to regulatory net capital requirements. As of December 31, 2014, Dart had net capital and net capital requirements of $1,857,010 and $100,000, respectively. Ronin Asia had members' equity of $9,959,091. The net capital requirements of the subsidiaries are included in other deductions, charges and regulatory requirements at 120 percent of their respective requirements in the computation of net capital.

Ronin Trading UK is subject to capital requirements of the Financial Conduct Authority (FCA). Financial resources, as defined, must exceed the total financial resources requirement. At December 31, 2014, Ronin Trading UK had financial resources of $32,239,031 which exceeded the minimum requirements by $22,289,012.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and various exchanges the Company is associated with.

Although Ronin is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

Note 17. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the consolidated financial statements were issued. Subsequent to year-end, distributions of approximately $16,000,000 were made to the members and contributions of approximately $14,000,000 were made to the Company.

Notes to Consolidated Statement of Financial Condition

Note 6. Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software and leasehold improvements at December 31, 2014, consisted of the following:

	Amount
Computer equipment and software	$ 16,160,097
Furniture and fixtures	4,366,132
Leasehold improvements	19,658,030
	40,184,259
Less accumulated depreciation and amortization	(25,037,167)
	$ 15,147,092

Note 7. Collateral

In the normal course of business, the Company obtains securities under resale agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2014, the Company obtained approximately $7.1 billion of securities on such terms, all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities, or to satisfy its commitments under proprietary short sales.

Note 8. Related Party Transactions

The Company provides administrative services and infrastructure services to Ronin Trading, LLC, an affiliate, under the terms of an agreement for a negotiated amount. Pursuant to the expense sharing agreement, the Company received $4,876,038 from Ronin Trading, LLC for the year ended December 31, 2014.

Note 9. Liabilities Subordinated to Claims of General Creditors

The Company has a revolving subordinated loan agreement with a financial institution in the amount of $25,000,000, terminating on November 30, 2015, and bearing interest at the LIBOR rate plus 6 percent. As of December 31, 2014, there was $25,000,000 in outstanding borrowings. Each draw on the revolving loan has an individual maturity date of at least one year from the date the draw payment is made.

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing, when outstanding, is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 10. Loan Payable

The Company has entered into agreements with Zen that provides for redemptions of specified amounts of Zen's Class A interest in the Company and, simultaneous with such redemptions, Zen will loan the Company an amount equal to the redemption. These loans are accounted for through contributions and redemptions of Zen's Class A interest. The loans mature on December 31, 2015, and bear interest at the Fed Funds rate plus 1 percent. During the year ended December 31, 2014, the Company had redemptions and loans in the amount of $30,000,000 and $49,000,000, respectively.

Ronin Capital, LLC

Notes to Consolidated Statement of Financial Condition

Note 11.   Commitments and Contingent Liabilities

The Company leases office space under noncancelable and cancelable lease agreements. The lease agreements expire at various dates through October 31, 2022. At December 31, 2014, minimum annual rental commitments, including escalation costs, under leases which have an initial or remaining term of one year or more, were as follows:

	Amount
2015	$ 3,179,545
2016	3,135,363
2017	3,192,926
2018	3,293,707
2019	3,346,063
Thereafter	6,947,684
	$ 23,095,288

The Company has entered into a standby letter of credit in the amount of $2,060,000 as deposit for the principal lease.

In the ordinary course of business, the Company is subject to litigation, arbitration and regulatory matters. The Company has strong defenses and intends to vigorously defend itself against the claims asserted. The Company, after consultation with outside legal counsel, believes that the amount for which it may be liable, if any, will not have a material adverse effect on its consolidated financial condition or results of operations.

Note 12.   Off-Balance-Sheet Risk and Concentration of Credit Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security at a specified price and, correspondingly, create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount of the proceeds initially received.

Notes to Consolidated Statement of Financial Condition

Note 12. Off-Balance Sheet Risk and Concentration of Credit Risk (Continued)

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company's exposure to credit risk on its equity swaps is reduced by the counterparty netting agreement. Netting is effective across products and cash collateral when so specified in the applicable netting agreement. The Company limits credit risk by executing futures and options transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

The Company's financial instruments that are exposed to concentrations of credit risk include cash. The Company maintains its cash accounts at financial institutions located in the United States and in other countries. The Company had cash at December 31, 2014, that exceeded the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 13. Guarantees and Indemnifications

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party. Guarantees are also defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees. Such contracts include written option contracts. Written options obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

As of December 31, 2014, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions may be liquidated or expire without being exercised by the holder. In addition, maximum payout amounts are frequently decreased by offsetting positions taken by the Company as part of its hedging activities. The fair values of all written option contracts as of December 31, 2014, are included as liabilities in derivative financial instruments on the consolidated statement of financial condition.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated statement of financial condition for these indemnifications.

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships may vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any

Notes to Consolidated Statement of Financial Condition

Note 13.   Guarantees and Indemnifications (Continued)

such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Note 14.   Benefit Plans

The Company sponsors a savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. salaried employees. Under the plan, employee contributions are partially matched by the Company.

Note 15.   Members' Equity

Ronin Capital, LLC:
Members' equity consists of four classes of members, Class A, AA, B and C. As of December 31, 2014, members are represented in classes A and C. As of December 31, 2014, Class A member's equity totaled $119,839,322 and Class C members' equity totaled $103,157,060. There are no active members in Class AA or B.

The Class A member has the right and full authority to manage, control, administer and operate the business and affairs of the Company.

The Class C members include individuals or entities which are traders having trading accounts and the responsibility for the trading in such accounts. Class C members are entitled to an interest in the profits and are allocated losses of the Company in an amount and upon the terms and conditions set forth in each Class C members' agreement, as defined. Class C members are allocated losses of the Company to the extent they have a positive capital balance. After allocation to the Class C members, profits and losses are further allocated to the Class A member.

Class AA members are entitled to an allocation of Company profits, as defined, on a preferred basis, but in any case after allocation of Company profits to the Class C members. No Class AA interest shall be allocated Company profits in excess of the Class AA accrued preference, as defined in the operating agreement.

Ronin Trading UK, LLP:
Ronin Trading UK consists of three classes of members, Class A, B and C. As of December 31, 2014, members are represented in classes A and B. There are no active members in Class C.

Ronin Capital UK, a wholly-owned subsidiary of the Company, and Ronin are the Designated Members of Ronin Trading UK and have the full right and authority to control the affairs of Ronin Trading UK.

The Class B members are entitled to an interest in the profits and losses of Ronin Trading UK, as defined, in an amount and upon the terms and conditions set forth in the Class B Member's agreement.

Ronin Capital, LLC

Notes to Consolidated Statement of Financial Condition

Note 15.   Members' Equity (Continued)

Ronin Trading Europe, LLP:
Ronin Trading Europe consists of three classes of members, Class A, B and C. As of December 31, 2014, members are represented in classes A and C. There are no active members in Class B.

Ronin Capital UK, a wholly-owned subsidiary of the Company, and Ronin are the Designated Members of Ronin Trading Europe and have the full right and authority to control the affairs of Ronin Trading Europe.

The Class C Members are entitled to a market rate of return on their capital subject to the terms and conditions set forth in the class C Member's agreement.

Note 16.   Regulatory Requirements

Ronin is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) and has elected to compute its net capital requirements under the alternative method, as provided by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, both as defined. Ronin is engaged in market maker activities which, as provided by the Rule, requires the Company to maintain minimum net capital equal to $2,500 for each security in which it makes a market with a limit of $1,000,000. Ronin uses the greater of the minimum net capital requirement per the alternative standard or the market maker standard. The Rule also provides that equity capital may not be withdrawn if the resulting net capital would be less than 5 percent of aggregate debits. Net capital changes from day to day, but at December 31, 2014, Ronin had net capital of $51,481,770, which was $50,481,770 in excess of the required capital of $1,000,000.

In accordance with Appendix C of Rule 15c3-1, the Company consolidates certain wholly and substantially owned subsidiaries using the flow-through capital benefit method. With the exception of Ronin Asia, the subsidiaries are also subject to regulatory net capital requirements. As of December 31, 2014, Dart had net capital and net capital requirements of $1,857,010 and $100,000, respectively. Ronin Asia had members' equity of $9,959,091. The net capital requirements of the subsidiaries are included in other deductions, charges and regulatory requirements at 120 percent of their respective requirements in the computation of net capital.

Ronin Trading UK is subject to capital requirements of the Financial Conduct Authority (FCA). Financial resources, as defined, must exceed the total financial resources requirement. At December 31, 2014, Ronin Trading UK had financial resources of $32,239,031 which exceeded the minimum requirements by $22,289,012.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and various exchanges the Company is associated with.

Although Ronin is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

Note 17.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the consolidated financial statements were issued. Subsequent to year-end, distributions of approximately $16,000,000 were made to the members and contributions of approximately $14,000,000 were made to the Company.

Ronin Capital, LLC

Exemption Report

December 31, 2014

 McGladrey

Report of Independent Registered Public Accounting Firm

To the Managing Member
Ronin Capital, LLC
Chicago, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Ronin Capital, LLC (the Company) identified that the Company may file an exemption report because the Company had no obligations under 17 C.F.R. § 240.15c3-3 and (b) the Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the period from June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company had no obligations under 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

McGladrey LLP

Chicago, Illinois
February 27, 2015



Ronin Capital LLC's Exemption Report

Ronin Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent period, June 1, 2014 through December 31, 2014, without exception.

Ronin Capital, LLC

I, John Stafford III, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CEO

February 27, 2015

350 North Orleans Street, Suite 2N | Chicago, IL 60654 | 312 244 5000 P | 312 244 5006 F | ronin-capital.com